UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

Suzano S.A.
(Name of Issuer)

Common Shares, without par value and American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock
(Title of Class of Securities)

86959K105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86959K105	13G	Page 2 of 16 Pages
1	NAMES OF REPORTING PERSONS
Suzano Holding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
367,612,324 Shares

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,295,215 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
42.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

CUSIP No. 86959K105	13G	Page 3 of 16 Pages
1	NAMES OF REPORTING PERSONS
David Feffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,020,404 Shares

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
7,020,404 Shares

	8	SHARED DISPOSITIVE POWER
579,295,215 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
586,315,619 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

CUSIP No. 86959K105	13G	Page 4 of 16 Pages
1	NAMES OF REPORTING PERSONS
Daniel Feffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,653,735 Shares

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
1,653,735 Shares

	8	SHARED DISPOSITIVE POWER
579,295,215 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
580,948,950 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
42.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

CUSIP No. 86959K105	13G	Page 5 of 16 Pages
1	NAMES OF REPORTING PERSONS
Jorge Feffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,000 Shares

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
9,000 Shares

	8	SHARED DISPOSITIVE POWER
579,295,215 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,304,215 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
42.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

CUSIP No. 86959K105	13G	Page 6 of 16 Pages
1	NAMES OF REPORTING PERSONS
Ruben Feffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
433,218 Shares

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
433,218 Shares

	8	SHARED DISPOSITIVE POWER
579,295,215 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,728,433 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
42.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

CUSIP No. 86959K105	13G	Page 7 of 16 Pages
1	NAMES OF REPORTING PERSONS
Alden Fundo de Investimento em Ações

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
165,200 Shares

	6	SHARED VOTING POWER
579,295,215 Shares

	7	SOLE DISPOSITIVE POWER
26,154,741 Shares

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,460,415 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
42.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Based on 1,361,263,584 Shares outstanding as of March 11, 2021.

Item 1(a).	Name of Issuer:
Suzano S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Av. Brigadeiro Faria Lima, 1355, 8th Floor São Paulo/SP, Brazil 01452-919

Item 2(a).	Name of Persons Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Ações, pursuant to a  Joint Filing Agreement, a copy of which is incorporate by reference herein, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).
Address of Principal Business Office:

Suzano Holding S.A.:
Av. Brigadeiro Faria Lima, 1355, 21st Floor
São Paulo/SP, Brazil 01452-919

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer:
Av. Brigadeiro Faria Lima, 1355, 21st Floor
São Paulo/SP, Brazil 01452-919

Alden Fundo de Investimento em Ações:
Av. Brigadeiro Faria Lima, 1355, 21st Floor
São Paulo/SP, Brazil 01452-919

Item 2(c).
Citizenship:

Suzano Holding S.A. is a corporation (sociedade por ações) organized under the laws of Brazil.

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer: Brazilian.

Alden Fundo de Investimento em Ações is a stock fund (fundo de investimento) organized under the laws of Brazil.

Item 2(d).	Title of Class of Securities: Common shares, no par value (the “Shares”) American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock.
Item 2(e).	CUSIP Number: 86959K105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n): Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned:

See the cover pages for each of the reporting persons.

Suzano Holding S.A. is controlled by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are parties to a voting agreement dated September 28, 2017, as amended in January 16, 2019 relating to their stakes in the Issuer indicated in such agreement (“Voting Agreement”).  As a result, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are deemed to have shared voting power with respect to 42.6% of the Shares. The Voting Agreement, as amended, is incorporated herein by reference as exhibit.

(b)	Percent of Class: See the cover pages for each of the reporting persons.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or direct the disposition of:

See the cover pages for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

SUZANO HOLDING S.A.

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

DAVID FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

DANIEL FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

JORGE FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

RUBEN FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

ALDEN FUNDO DE INVESTIMENTO EM AÇÕES.

By:	/s/ Marcos Rabinovich
Name:	Marcos Rabinovich
Title:	Officer

By:	/s/ Isabel Cotta Fernandino de França Leme
Name:	Isabel Cotta Fernandino de França Leme
Title:	Officer

EXHIBIT INDEX

Exhibit	Exhibit Description

Exhibit A
Joint Filing Agreement, dated February 14, 2019 by and among Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Ações (incorporated herein by reference to Exhibit A to Schedule 13G (File No. 005-90910), filed with the SEC on February 14, 2019).

Exhibit B
Voting Agreement (English translation), dated September 28, 2017 by and among David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações, as amended on January 16, 2019 (incorporated herein by reference to Exhibit B to Schedule 13G (File No. 005-90910), filed with the SEC on February 14, 2019).

Exhibit C	Power of Attorney (English translation), dated March 13, 2020, by Suzano Holding S.A.

Exhibit D	Power of Attorney (English translation), dated March 13, 2020, by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.

EXHIBIT C

POWER OF ATTORNEY

GRANTOR: SUZANO HOLDING S.A., (CNPJ/MF No. 60.651.809/0001-05), headquartered in this Capital, Avenida Brigadeiro Faria Lima, 1355, 21st floor, in this Capital, herein represented by its Executive Vice President, Mr. Claudio Thomaz Lobo Sonder (RG No. 2.173.952-3-SSP/SP; CPF/MF No. 066.934.078-20), Brazilian, married, engineer, and Mr. Orlando de Souza Dias (RG No. 4.125.301-2-SSP/SP; CPF No. 046.293.378-49), Brazilian, married, accountant, both domiciled and resident in this Capital, with business addresses at Avenida Brigadeiro Faria Lima, 1355, 21st floor.

ATTORNEYS-IN-FACT: (1) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and RG No. 53.077.600-5 SSP/SP), Brazilian, married, lawyer; (2) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139 SSP/SP), Brazilian, married, lawyer, both resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 21st  floor; (3) PABLO FRANCISCO GIMENEZ MACHADO (CPF/MF No. 271.385.948-44 and OAB/SP No. 183.451), Brazilian, married, lawyer; (4) WALNER ALVES CUNHA JUNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (5) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (6) CARLOS EDUARDO PIVOTO ESTEVES (CPF/MF No. 340.142.898-50 and OAB/SP No. 287.413), Brazilian, single, lawyer, the last four resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (7) MARIA CRISTINA MONOLI CESCON (CPF/MF n° 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (8) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (9) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer, the last three being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf each of the Grantors in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, CEP 41810-012, Salvador/BA (CNPJ/MF no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose to (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit the accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase – AFAC, among others; and others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

Delegation of the powers granted by the Grantors hereunder is expressly forbidden. This power of attorney will be valid until March 12, 2021.

Sao Paulo, March 13, 2020.

SUZANO HOLDING S.A.

By:	/s/ Claudio Thomaz Lobo Sonder*
Name:	Claudio Thomaz Lobo Sonder
Title:	Vice-President Executive Officer

By:	/s/ Orlando de Souza Dias*
Name:	Orlando de Souza Dias
Title:	Vice-President Executive Officer

*Signed on the original (in Portuguese).

EXHIBIT D

POWER OF ATTORNEY

GRANTORS: (1) DAVID FEFFER (CPF/MF no. 882.739.628-49 and RG no. 4.617.720-6 SSP/SP), Brazilian, divorced, entrepreneur; (2) DANIEL FEFFER (CPF/MF no. 011.769.138-08 and RG no. 4.617.718-8 SSP/SP) Brazilian, married, lawyer; (3) JORGE FEFFER (CPF/MF no. 013.965.718-50 and RG no. 4.617.719-X SSP/SP), Brazilian, divorced, business administrator; and (4)   RUBEN FEFFER (CPF/MF no. 157.423.548-60 and RG no. 16.988.323-1 SSP/SP), Brazilian, married, business administrator, all resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at Avenida Brigadeiro Faria Lima, nº 1,355, 9th floor, CEP 01452-919.

ATTORNEYS-IN-FACT: (1) MARIA CECILIA CASTRO NEVES IPIÑA (RG n° 53.077.600-5-SSP/SP; CPF/MF n° 938.418.767-49), Brazilian, married, lawyer; (2) MARCOS HIYOSHI KUBO (RG n° 7.783.139-SSP/SP; CPF n° 844.968.008-53), Brazilian, married, lawyer, both resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at Avenida Brigadeiro Faria Lima, nº 1355, 21st floor, (3) PABLO FRANCISCO GIMENEZ MACHADO (CPF/MF n° 271.385.948-44 and OAB/SP n° 183.451), Brazilian, married, lawyer; (4) WALNER ALVES CUNHA JUNIOR (CPF/MF n° 314.558.688-25 and OAB/SP n° 251.389), Brazilian, single, lawyer; (5) IVA MARIA SOUZA BUENO (CPF/MF n° 339.431.718-41 and OAB/SP n° 292.778), Brazilian, married, lawyer; (6) CARLOS EDUARDO PIVOTO ESTEVES (CPF/MF n° 340.142.898-50 and OAB/SP n° 287.413), Brazilian, married, lawyer, all four resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at Avenida Brigadeiro Faria Lima, nº 1355, 10th floor; (7) MARIA CRISTINA MONOLI CESCON (CPF/MF n° 147.253.858-75 and OAB/SP n° 107.345), Brazilian, divorced, lawyer; (8) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF n° 363.845.0289-79 and OAB/SP n° 301.747), Brazilian, married, lawyer; and (9) THENARD ANTUNES FIGUEIREDO (CPF/MF n° 139.306.577-59 and OAB/RJ n° 209.708), Brazilian, single, lawyer, the last three being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf each of the Grantors in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, CEP 41810-012, Salvador/BA (CNPJ/MF no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose: (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase - AFAC, among others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

The delegation of powers under this Power of Attorney is expressly forbidden.  This Power of Attorney is valid until March 12, 2021.

Sao Paulo, March 13, 2020.

DAVID FEFFER
By:	/s/ David Feffer*

DANIEL FEFFER
By:	/s/ Daniel Feffer*

JORGE FEFFER
By:	/s/ Jorge Feffer*

RUBEN FEFFER
By:	/s/ Ruben Feffer*

*Signed on the original (in Portuguese).